(A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE
               PEOPLE'S REPUBLIC OF CHINA WITH LIMITED LIABILITY)

                               (STOCK CODE: 0368)

                                  ANNOUNCEMENT
               ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004

FINANCIAL HIGHLIGHTS (UNDER IFRS)

o Turnover increased to RMB31,857.42 million in 2004 from RMB20,652.81 million in 2003

o Net profit increased to RMB2,544.51 million in 2004 from RMB427.61 million in 2003

o    Earnings per share in 2004 increased to RMB0.71 per share from RMB0.12 in
     2003

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") is pleased to announce the audited consolidated results and financial position of the Company and its subsidiaries (the "Group") for the year ended December 31, 2004:

IMPORTANT NOTICE

The Board collectively and individually accepts full responsibility for the authenticity, accuracy and completeness of the information contained in the announcement and believes that there are no material omissions from, or misrepresentations or misleading statements contained in, the announcement.

The Company's directors Xu Fengli, Shi Jianxun, Ni Muhua and Lan Yunsheng did not attend the board meeting. Directors Xu Fengli, Shi Jianxun, Ni Muhua and Lan Yunsheng appointed Chairman Yu Li to attend and vote on their behalf in respect of the resolutions considered at the meeting.

The Company's Chairman Yu Li, deputy chief financial officer Zhang Liyan and head of the finance department Liao Hongwei accept full responsibility for the truthfulness and completeness of the financial statements contained in this announcement.

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

ITEMS
RMB THOUSANDS EXCEPT FOR PER SHARE DATA          2004          2003          2002           2001           2000
For the year ended December 31

Turnover                                   31,857,423    20,652,809    13,138,387     12,518,532     13,396,247
Profit/(Loss) before tax                    2,356,568       426,123    (1,027,638)    (1,815,134)      (877,343)
Net profit/(loss)                           2,544,510       427,609    (1,023,099)    (1,817,369)      (835,990)
Earnings/(Loss) per share                     RMB0.71       RMB0.12      (RMB0.29)      (RMB0.51)      (RMB0.24)

As at December 31

Total assets                               13,594,197    12,665,589    13,665,141     13,829,838     17,973,843
Shareholders' equity                        5,055,066     2,510,556     2,082,947      3,106,046      5,873,895
Net assets per share                          RMB1.42       RMB0.70       RMB0.58        RMB0.87        RMB1.65

PREPARED IN ACCORDANCE WITH PRC GAAP

ITEMS
RMB THOUSANDS EXCEPT FOR PER SHARE DATA                                      2004           2003           2002
For the year ended December 31

Turnover from principal operations                                     27,902,787     19,064,872     12,319,139
Net profit/(loss)                                                       2,573,760        423,995     (1,025,733)
Profit/(Loss) per share (fully diluted)                                   RMB0.72        RMB0.12       (RMB0.29)
Profit/(Loss) per share (weighted average)                                RMB0.72        RMB0.12       (RMB0.29)
Net cash inflows from operating activities per share                      RMB0.95        RMB1.12        RMB0.52
Return on net assets (fully diluted)                                        43.97%         12.93%        (35.92%)
Return on net assets (weighted average)                                     56.36%         13.82%        (30.45%)

As at December 31

Total assets                                                           14,392,756     13,434,898     14,336,231
Shareholders' equity (excluding minority interests)                     5,853,624      3,279,864      2,855,869
Net assets per share                                                      RMB1.64        RMB0.92        RMB0.80
Adjusted net assets per share                                             RMB1.61        RMB0.86        RMB0.76

NOTES:

1. The shares outstanding as at December 31, 2004, 2003 and 2002 were 3,561,078,000 shares, 3,561,078,000 shares, and 3,561,078,000 shares, respectively.

2. The weighted average number of shares for 2004, 2003 and 2002 was 3,561,078,000 shares, 3,561,078,000 shares, and 3,561,078,000 shares, respectively.

THE DIFFERENCES UNDER PRC GAAP AND IFRS

Effect of significant differences between PRC GAAP and IFRS on net profit is summarized below:

NET PROFIT

                                                            RMB THOUSANDS
                                                        YEAR ENDED DECEMBER 31,
                                                            2004           2003
                                                             RMB            RMB

Net profit as reported under PRC GAAP                  2,573,760        423,995
Adjustments to conform with IFRS:
- Depreciation expense due to revaluation
  of fixed assets at February 28, 1995                    (1,452)        (1,452)
- Depreciation expense on fixed assets due to
  difference in exchange gains capitalized                (7,311)        (7,311)
- Amortization of housing subsidy cost                    (9,319)        (9,319)
- Reversal of Amortization of land use rights             21,211         21,696
- Tax adjustment                                         (32,379)            --

Net profit as reported under IFRS                      2,544,510        427,609

CHANGES IN SHARE CAPITAL STRUCTURE AND SUBSTANTIAL SHAREHOLDERS

CHANGES IN SHARE CAPITAL STRUCTURE
FOR THE YEAR ENDED DECEMBER 31, 2004

                                                                     UNIT: '000 SHARES  PAR VALUE: RMB1.00
                                                                         INCREASE/(DECREASE) DURING 2004

                                                  AS AT                     TRANSFERRED                                        AS AT
                                              JANUARY 1,    SHARE                  FROM   ADDITIONAL                        DECEMBER
                                                   2004   PLACING   BONUS       PREMIUM        ISSUE   OTHERS   SUBTOTAL    31, 2004
1.   Unlisted shares
     Promoter shares of which:                2,396,300        --      --            --           --       --         --   2,396,300
       State-owned shares                     2,396,300        --      --            --           --       --         --   2,396,300
       Domestic legal person shares                  --        --      --            --           --       --         --          --
       Foreign legal person shares                   --        --      --            --           --       --         --          --
       Others                                        --        --      --            --           --       --         --          --

     Subscribed legal person shares                  --        --      --            --           --       --         --          --

     Employees' shares                               --        --      --            --           --       --         --          --

     Preference shares and others of which:

       Transferred or placed shares                  --        --      --            --           --       --         --          --

     Total unlisted shares                    2,396,300        --      --            --           --       --         --   2,396,300

2.   Listed shares
     Domestic listed RMB ordinary               200,000        --      --            --           --       --         --     200,000
       shares of which:
       Held by senior management                  17.65        --      --            --           --       --         --       17.65

     Domestic listed foreign shares                  --        --      --            --           --       --         --          --

     Overseas listed foreign shares             964,778        --      --            --           --       --         --     964,778

     Others                                          --        --      --            --           --       --         --          --

     Total listed shares                      1,164,778        --      --            --           --       --         --   1,164,778

3.   Total number of shares                   3,561,078        --      --            --           --       --         --   3,561,078

SUBSTANTIAL SHAREHOLDERS OF UNLISTED SHARES AND LISTED SHARES

As at December 31, 2004, the ten largest shareholders of the Company were as follows:

                                                                             INCREASE/
                                                                            (DECREASE)
                                                                                SINCE
                                                             NUMBER OF    DECEMBER 31,    PERCENTAGE
NAME OF SHAREHOLDERS                            CLASS      SHARES HELD           2003     OF HOLDING
                                                               (SHARES)       (SHARES)           (%)
1.   PetroChina Company Limited (holder      A shares    2,396,300,000             --        67.2914
       of state-owned legal person shares)*
2.   HKSCC Nominees Limited                  H shares      819,844,699      7,524,000        23.0224
3.   HSBC Nominees(Hong Kong) Limited        H shares      135,627,300        340,000         3.8086
4.   Bank of China-Tong Sheng Securities     A shares        1,945,697      1,945,697         0.0546
       Investment Funds
5.   Industrial and Commercial Bank of       A shares        1,628,262      1,628,262         0.0457
       China-Buo Shi Shares and Securities
       Investment Funds
6.   Tong De Securities Investment Funds     A shares        1,495,641      1,495,641         0.0420
7.   Zhang Li                                A shares        1,470,000      1,470,000         0.0413
8.   Qiao Liang                              A shares        1,450,000      1,450,000         0.0407
9.   Qiao Hong                               A shares          990,000        990,000         0.0278
10.  Qiu Mingsheng                           A shares          893,570        893,570         0.0251

NOTES:

1. No relationship was found among the ten largest shareholders of unlisted and listed shares of the Company.

2. The Company's shares held by PetroChina Company Limited ("PetroChina") are unlisted shares, the rest of the shares of the Company are listed shares.

3. The legal representative of PetroChina is Mr. Chen Geng. PetroChina was established on November 5, 1999 and has a registered capital of RMB175,824,176,000. The total share capital of PetroChina is 175,824,176,000 shares, of which state-owned shares amounted to 158,241,758,000 shares and foreign invested shares (H shares and ADSs) amounted to 17,582,418,000 shares, representing 90% and 10% of the aggregate shares in issue, respectively. PetroChina's principal businesses consist of the exploration and production of crude oil and natural gas, crude oil refining, pipeline transportation and the production and sale of petrochemical products and natural gas products. No shares of the Company held by PetroChina were pledged in 2004.

China National Petroleum Corporation ("CNPC") is the controlling shareholder of PetroChina, holding 90% of the total share capital of PetroChina. CNPC was established in July 1998 with a registered capital of RMB114.9 billion. Mr. Chen Geng is the legal representative of CNPC. The business scope of CNPC consists of exploration, production and sale of crude oil and natural gas, the production and sale of petroleum and petrochemical products, the transmission of natural gas, the construction of international and domestic petroleum projects, and the import and export of petroleum technology.

The above shareholders' interests as at December 31, 2004 had been recorded in the register of the Company kept pursuant to Section 336 of the Securities and Futures Ordinance.

As at December 31, 2004, there were no shareholders for whom HKSCC Nominees Limited and HSBC Nominees (Hong Kong) Limited acted as agents, whose shareholding accounted for more than 5% of the total number of issued shares of the Company.

SUBSTANTIAL SHAREHOLDERS OF LISTED SHARES

As at December 31, 2004, the ten largest shareholders of listed shares of the Company were as follows:

NAME OF SHAREHOLDERS                            CLASS       NUMBER OF
                                                          SHARES HELD
                                                              (SHARES)

1.   HKSCC Nominees Limited                  H shares     819,844,699
2.   HSBC Nominees(Hong Kong) Limited        H shares     135,627,300
3.   Bank of China-Tong Sheng
       Securities Investment Funds           A shares       1,945,697
4.   Industrial and Commercial
       Bank of China-Buo Shi Shares
       and Securities Investment Funds       A shares       1,628,262
5.   Tong De Securities Investment Funds     A shares       1,495,641
6.   Zhang Li                                A shares       1,470,000
7.   Qiao Liang                              A shares       1,450,000
8.   Qiao Hong                               A shares         990,000
9.   Qiu Mingsheng                           A shares         893,570
10.  Zhao Ying                               A shares         880,000

NOTE:No relationship was found among the ten largest shareholders of listed shares of the Company, nor was concert action which falls under the description of the "Administration of Disclosure of Information on the Change of Shareholdings in Listed Companies Procedures" found. Neither is the Company aware of any relationship between the ten largest shareholders of listed shares of the Company and the ten largest shareholders or that they are parties to any concert action.

CHANGE OF CONTROLLING SHAREHOLDER

During the reporting period, there was no change in the controlling shareholder of the Company.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. According to the articles of association of the Company, the remuneration of directors and supervisors of the Company is paid pursuant to the relevant regulations of wages and bonuses of the Company and within the scope approved by the shareholders in general meeting. Currently, the Company has not administered annual remuneration packages for its senior management. Members of senior management of the Company are paid according to the regulations relating to wages and bonuses of the Company.

2. Each of the executive directors and supervisors of the Company has entered into a service agreement for an initial term of three years.

3. The total remuneration paid to the directors, supervisors and senior management of the Company in 2004 amounted to RMB530,888, RMB232,701 and RMB292,740, respectively. Total remuneration paid to the top three senior managers amounted to RMB292,740, and the total remuneration paid to the top three directors amounted to RMB450,888. The remuneration paid to the independent directors amounted to RMB80,000. Among the total remuneration paid to directors, supervisors and senior management of the Company, three persons were paid between RMB200,000 to RMB250,000, two persons were paid between RMB100,000 to RMB200,000, and five persons were paid under RMB100,000.

4. Directors Yu Li, Xu Fengli, Lan Yunsheng, Ni Muhua and Jiang Jixiang, supervisors Zou Haifeng, Yang Jigang and Li Shumin were paid by the controlling shareholder of the Company.

SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE COMPANY AS AT DECEMBER 31, 2004

                                                                  NUMBER OF       NUMBER OF
                                                               SHARES AS AT    SHARES AS AT
                                                                  JANUARY 1,    DECEMBER 31,
NAME                POSITION                   SEX       AGE           2004            2004
                                                                     (SHARE)         (SHARE)     SERVICE TERM
Yu Li               Chairman                   male       45              0               0      2004.4.20-2007.4.19
Xu Fengli           Deputy chairman            male       58              0               0      2004.4.20-2007.4.19
Shi Jianxun         Director                   male       60          3,550           3,550      2004.4.20-2007.4.19
Zhang Xingfu        Director                   male       52              0               0      2004.4.20-2007.4.19
Lan Yunsheng        Director                   male       47              0               0      2004.4.20-2007.4.19
Ni Muhua            Director                   male       54          3,550           3,550      2004.4.20-2007.4.19
Jiang Jixiang       Director                   male       52              0               0      2004.4.20-2007.4.19
LY Yanfeng          Independent director       male       45              0               0      2004.4.20-2007.4.19
Wang Peirong        Independent director       male       49              0               0      2004.4.20-2007.4.19
Fanny Li            Independent director       female     43              0               0      2004.4.20-2007.4.19
Zhou Henglong       Independent director       male       43              0               0      2004.4.20-2007.4.19
Zou Haifeng         Chairman of the Board      male       59          3,550           3,550      2004.4.20-2007.4.19
                       of Supervisors
Yang Jigang         Supervisor                 male       42              0               0      2004.4.20-2007.4.19
Yan Weidong         Supervisor                 male       58              0               0      2004.4.20-2007.4.19
Li Shumin           Supervisor                 male       55          7,000           7,000      2004.4.20-2007.4.19
Wang Huaiqing       Supervisor                 male       48              0               0      2004.4.20-2007.4.19
Li Chongjie         Deputy general manager     male       42              0               0
Zhang Liyan         Company secretary          female     54              0               0

THE COMPANY'S CORPORATE GOVERNANCE STRUCTURE

INDEPENDENT DIRECTORS AND THEIR DUTIES

The Company established an independent directors system according to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Standards of Corporate Governance of Listed Companies. At present, the Board of the Company has four independent directors, each of them is familiar with the Company's business and operating status. They have carried out their duties faithfully, participated personally (or through authorization) in board meetings and rendered their independent advice.

During 2004, the independent directors considered and approved the connected transactions conducted in the first half of 2004 and the year of 2004. The audit committee comprising the independent directors of the Company held a meeting at which the audit report for 2004 was considered and the views of the independent directors were submitted to the Board.

AUDIT COMMITTEE

The audit committee and senior management of the Company considered the accounting principles used by the Group and discussed in detail matters relating to audit, internal supervisory control and financial statements, including the annual report for 2004.

DIRECTORS' REPORT

SCOPE AND RESULTS OF OPERATIONS OF PRINCIPAL BUSINESS ACTIVITIES

I.   RESULTS OF OPERATIONS

     The Group is principally engaged in the production and sale of petroleum products, petrochemical and organic chemical products and synthetic rubber, with its major operations carried out in the PRC and all of its products are sold domestically.

     The Company continued to achieve a growth in profits for the year 2004, with its approach focusing on "People-oriented, strict and micro management", as well as improvement of standards in all aspects. During the year, by taking full advantage of the policies for promoting established industrial production facilities in north-eastern China and an increase in the prices of petrochemical products, the Company, based on the principles of ensuring work safety, "People-oriented, strict and micro management", pragmaticism and hard work, achieved a historical high in its operating results and stepped into a new phase in achieving a continual growth in profits.

     For the year ended December 31, 2004, under PRC GAAP, the Group recorded sales revenue from its principal operations of RMB27,902.79 million, representing an increase of 46.4% as compared to 2003, and a net profit of RMB2,573.76 million, representing an increase of 507% as compared to 2003. Under IFRS, the Group recorded a turnover from its principal operations of RMB31,857.42 million, representing an increase of 54% as compared to 2003, and a net profit of RMB2,544.51 million, representing an increase of 495% as compared to 2003.

     Under PRC GAAP, during the year 2004, products which accounted for over 10% of the Group's total sales revenue from its principal operations included: petroleum products achieved sales revenues of RMB14,076.50 million (representing 50.4% of the Group's total sales revenue from its principal operations), cost of goods sold was RMB13,754.34 million and the gross profit margin was 2%; petrochemical and organic chemical products achieved sales revenues of RMB11,743.84 million (representing 42.1% of the Group's sales revenues from its principal operations), cost of goods sold was RMB8,325.20 million and the gross profit margin was 29.1%.

II.  DISCUSSION AND ANALYSIS OF THE GROUP'S OVERALL OPERATIONS (UNDER PRC GAAP)

     In 2004, the Group's sales revenues from its principal operations increased by RMB8,837.92 million to RMB27,902.79 million as compared to 2003, of which sales revenue of petroleum products increased by RMB4,128.33 million, sales revenue of petrochemical and organic chemical products increased by RMB3,929.56 million and sales revenue of synthetic rubber products increased by RMB279.85 million.

     1. Sales revenue of petroleum products increased by 41.5% from RMB9,948.17 million in 2003 to RMB14,076.50 million in 2004. The increase in sales revenue was mainly attributable to the following reasons:

          (1) the processing volume of crude oil of the Company increased by 13.3% from 5.66 million tons in 2003 to 6.41 million tons in 2004;

          (2)  the sales volume of diesel oil of the Company grew by 29.9% from
               2.11 million tons in 2003 to 2.74 million tons in 2004;

          (3) the sales volume of petroleum products stood at 5.47 million tons and the weighted average selling price of such products was RMB2,574 per ton, representing an increase of 24.9% and 13.4%, respectively, as compared to the previous year.

     2. Sales revenue of petrochemical and organic chemical products increased by 50.3% from RMB7,814.27 million in 2003 to RMB11,743.83 million in 2004. The increase in sales revenue was mainly due to the rising international crude oil price and the increased demand for petrochemical products in the domestic market. As a result, the market price of domestic petrochemical products increased substantially. The weighted average selling price and the sales volume of such products increased by 47.3% and 2%, respectively, as compared to the previous year.

     3. Sales revenue of synthetic rubber products increased by 24.6% from RMB1,136.99 million in 2003 to RMB1,416.84 million in 2004. The increase in turnover was mainly attributable to the growth in the weighted average selling price of such products by 22.2%, as compared to the previous year.

     In 2004, the finance cost of the Group decreased by RMB187.58 million from RMB464.99 million in 2003 to RMB277.41 million in 2004, of which interest expense decreased by 37.2% from RMB429.78 million in 2003 to RMB270.07 million in 2004. The decrease was mainly due to the refinancing of higher interest rate loans with lower interest rate loans and the reduction of interest-bearing liabilities. The Group's net exchange loss was RMB8.65 million, as compared to a net exchange loss of RMB36.61 million in 2003. The reduction of RMB27.96 million in net exchange loss was mainly due to the changes in exchange rates of the Group's foreign currency loans during the reporting period.

     The Group recorded an investment income of RMB40.51 million in 2004 as compared to an investment loss of RMB4.34 million in 2003. The increase was primarily attributable to the profits generated by its jointly controlled entity and associated company. The net non-operating expenses reduced by RMB31.87 million to RMB8.38 million, as compared to 2003, and the reduction was primarily attributable to the increase of gain on disposal of fixed assets during the year.

     In 2004, the Group was subject to an income tax of RMB177.35 million payable under PRC GAAP. In accordance with the requirement of the "Notice Regarding Tax Credits for Enterprise Income Tax Available to Technology Upgrade of Equipment manufactured in the PRC", the Company was subject to a reduced income tax for the purchase of PRC-manufactured equipment in the amount of RMB65.56 million. According to the tax effect accounting method, deferred tax assets recognized from provisions made for impairment of assets and the retirement of assets amounted to RMB435.20 million while accelerated depreciation and deferred tax liabilities recognized from amortization totaled RMB119.62 million. As a result, the deferred income tax credit so recognized and the net total annual income tax credit amounted to RMB315.58 million and RMB203.80 million, respectively.

     In 2004, minority interests of the Group were RMB16.52 million, as compared to RMB1.76 million in 2003. The increase was mainly due to the loss suffered by its subsidiaries.

     Based on the aforesaid, the net profit of the Group increased by RMB2,149.77 million to RMB2,573.76 million in 2004, as compared to 2003.

III. PROBLEMS EXPERIENCED IN BUSINESS OPERATIONS AND SOLUTIONS

     Given the unfavorable factors such as price rise in raw materials such as crude oil and pressure over for rail transportation, the Group introduced a series of measures to improve corporate management, enhance the operation of production facilities, strengthen the internal control systems, improve marketing strategies and strengthen financial management, and achieved a historical high in various key production benchmarks in aspects of the processing volume of cruel oil, sales volume of products, as well as the output of ethylene, gasoline and diesel oil. The selling price of the Group's products increased substantially from 2003, which resulted in a sales and payment recovery rate of 100%, respectively. All these factors effectively mitigated the adverse impact of an increase in the prices of raw materials on the production cost. As a result, the operating results of the Group improved substantially in 2004 as compared to 2003.

IV.  INVESTMENT

     In 2004, the Company completed an energy saving project for the 150,000 tons/year ethylene facility and the technology upgrade project for the reduction of pressure and mechanical fault. The total investment completed as at December 31, 2004 was RMB440.43 million. The Company expects that its total investment will amount to approximately RMB200.00 million in 2005.

     During the reporting period, the Company has not utilized capital obtained from fund-raising activities in investment projects nor has it delayed the utilization of funds obtained prior to 2004 to investment projects in 2004.

V.   PROSPECTS

     Looking forward to 2005, the Company anticipates that international crude oil prices will continue to fluctuate within a higher price range. The average price of the Company's products may be lower than that in 2004, which will generally present opportunities as well as challenges for the Company. From a macroscopic point of view, the global economic recovery is expected to speed up and both demand and supply of petrochemical products in international market is expected to be strong. It is expected that the gross domestic product of the PRC will reach its target as an increase of about 8%. The domestic economy is expected to continue to develop at a relatively stable but fast pace, and various policies in connection with the promotion of established industrial production facilities in north-eastern China by the State will also be further implemented. From a microscopic point of view, the Company will further strengthen its "People-oriented, strict and micro-management", improve various management systems such as its on-site, operational, development and team management systems, and has reached a more mature stage where growth is achieved at a faster pace. However, with the end of the transition period of China's accession to WTO, the domestic market will be fully opened for the wholesale and retail of finished oil products and competition between domestic and international players in this field is expected to intensify. Fluctuation in the price of raw materials such as crude oil within a higher price range will inevitably give rise to the increase in production cost. Moreover, the overhaul scheduled by the Company will relatively shorten the period of production, thus adding onto the difficulties of the Company for attaining the objectives for the year. Therefore, the Company is experiencing a great challenge in its production and operations in 2005. As such, the Company will carry out its operations for the year in accordance with the following principles:

     1. Further pursue the business concept where "enterprises shall operate according to market demand; production plan shall be changed in line with the market development; and all works shall be done for the purpose of achieving efficient results" to fully strengthen the Company's business operations. The Company shall be market-oriented by improving its business plans and updating statistics, and shall strengthen its financial management to increase the return on capital and to avoid operational risk in an effective and efficient manner. It shall improve supply and sales arrangement by strengthening logistic management, reduce costs by every possible means and increase sales and income so as to achieve 100% for both the production/sales ratio and payment recovery rate. The Company shall strengthen the management for both contracts and equity interests by strictly implementing the "Three Examination" contract review system and regulatory requirements with the aim of cancelling "ST" in respect of A shares of the Company, and to build up a good image of the Company.

     2. Further pursue the safety concept where "objective standards of production for a refinery enterprise shall be complied, stringent safety management shall be implemented and safety shall be ensured" to improve the safety of production in all aspects. The Company shall strengthen education on safety by sub-dividing and finalizing safety production responsibilities, strictly carrying out inspector examination systems and ensuring that the production facilities operate in a safe, stable and good manner, on long-term basis and at a full utilization rate. The Company shall make improvements and adjustments to its production plans and formulate its production and operation plans in a timely manner in view of the market changes and product margins. It shall improve the allocation of raw materials, product mix and production facilities with further control over production process as well as the examination on the stability of operations, and further improvement on the overall management of production so as to maximize the total output of products. Based on the principles of effecting a safe and well-organized overhaul, and operating the key production facilities in a safe and stable manner, the Company plans to process 7 million tons of crude oil by using its production facilities with a utilization rate of over 99% and achieve a ratio of effective usage of key equipment of 100%.

     3. Further pursue the management concept of "People-oriented, strict and micro-management" to fully strengthen the "Three Foundations" work of the Company. The Company will make full use of the innovative and effective management method of "Six Examinations and Six Adjustments" to achieve sophisticated development management, detailed on-site management, cost-effective operational management, and well-organized team management. As a result, the overall management of the Company can be continuously enhanced.

     4. Further strengthen the concept of risk control. In accordance with the Sarbanes-Oxley Act, the applicable provisions for ownership framework set out by Committee of Sponsoring Organisations of the Treadway Committee ("COSO") and all legal and regulatory requirements, the Company shall build upon its existing management system and take five elements of COSO as a framework, combine its management system with Occupational Health, Safety and Environment (OHSE) and comprehensive quality management systems to govern its business flow, improve its internal control, speed up the progress for the establishment of an internal control system that meets the actual management needs of the Company.

     In conclusion, the Company shall continue to pursue the belief of "Unity, Determination and Contribution" which has led the Company from loss making to profitability, and shall identify and seize opportunities to expand its business by removing any obstacles ahead and by adopting active and flexible business strategies, so that all annual production and operation targets of this year could be achieved and good operating results could be maintained to reward its shareholders.

PROPOSED PROFIT APPROPRIATION AND DIVIDENDS

Under PRC GAAP, the net profit of the Company for the year ended December 31, 2004 was RMB2,573.76 million, the accumulated losses as at January 1, 2004 was RMB3,268.56 million, the accumulated losses as at December 31, 2004 were RMB694.80 million. Under IFRS, the net profit for the year ended December 31, 2004 was RMB2,553.19 million, the accumulated losses as at January 1, 2004 were RMB3,118.62 million and the accumulated losses as at December 31, 2004 was RMB564.46 million. The profit generated in 2004 will be used to offset accumulated losses. According to the above profit distribution plan, the Board has resolved not to declare any final dividend for 2004 nor transfer common reserves to the Company's share capital. According to the regulations of the China Securities Regulatory Commission and the Shenzhen Stock Exchange, the Company's independent directors published their opinion regarding the proposed profit appropriation for 2004 and agreed to the proposed profit appropriation. The above proposal will be presented to the Company's shareholders for approval at the 2004 Annual General Meeting.

PURCHASE, SALES AND REDEMPTION OF SHARES

For the year ended December 31, 2004, there was no purchase, sale or redemption by the Company, or by any of its subsidiaries, of the shares of the Company.

COMPLIANCE WITH CODE OF BEST PRACTICE

During 2004, to the knowledge of the Board, the Company has complied with the Code of Best Practice which incorporates items set out in Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The detailed annual results of the Company, including all the materials required by paragraphs 45(1)-45(3) of Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"), will be released shortly on the website of Hong Kong Stock Exchange, http://www.hkex.com.hk.

DISCLOSURE OF SIGNIFICANT EVENTS

1. The Group was not involved in any material litigation or arbitration during the year ended December 31, 2004.

2. There was no merger, acquisition or restructuring involving the Company for the year ended December 31, 2004.

3.   MATERIAL CONTRACTS

     (1) During 2004, the Company has not entered into any trust arrangement, sub-contracting or leasing of assets belonging to a third party and no third party has entered into any trust arrangement, sub-contracting or leased assets of the Company.

     (2)  During 2004, the Company did not incur material guarantee events.

     (3) During 2004, the Company did not entrust any party with cash assets administration.

4. The Company or shareholders holding more than 5% of the Company's registered share capital have no matters relating to undertakings.

5.   During 2004, PricewaterhouseCoopers (certified public accountants in Hong
     Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co., (registered accountants in the PRC) were re-appointed as the Company's international and domestic auditors. Up to the year ended December 31, 2004, PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co., has provided audit services to the Company for four years. The remuneration paid to PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co., was RMB3.5 million during 2004.

6. The Company, the Board and directors of the Company have not received any reprimand, penalties or complaints from or faced investigation by the China Securities Regulatory Commission, or any public reprimand from any other stock exchange during the year.

7.   OTHER EVENTS

     According to the audited financial statements for 2004, the Company's net assets per share of RMB1.64 as at December 31, 2004 was over the par value of RMB1.00 per share. The Company applied to the Shenzhen Stock Exchange for withdrawal of the special treatment in accordance with Rules Governing the Listing of Stock on Shenzhen Stock Exchange, such that the abbreviation of the Company's A shares will change from "ST Jihua" to "Jilin Chemical" and the price movement of the Company's A shares will change from 5% restriction to 10% restriction.

FINANCIAL REPORT

A    FINANCIAL STATEMENTS PREPARED UNDER IFRS

     CONSOLIDATED PROFIT AND LOSS ACCOUNT
     FOR THE YEAR ENDED DECEMBER 31, 2004
     (AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                                      2004            2003
                                                       NOTES           RMB             RMB
     TURNOVER                                           1,7     31,857,423      20,652,809

     Cost of sales                                             (28,821,880)    (19,125,842)

     GROSS PROFIT                                                3,035,543       1,526,967

     Distribution costs                                            (24,586)        (29,338)
     Administrative expenses                                      (440,660)       (574,051)
     Other operating income/(expenses)                              22,731         (28,260)

     OPERATING PROFIT                                     2      2,593,028         895,318

     Interest expense                                             (270,071)       (429,782)
     Interest income                                                 1,753           1,531
     Exchange loss                                                 (19,337)        (37,153)
     Exchange gain                                                  10,685             546
     Share of profit of a jointly controlled entity                 36,113           9,664
     Share of profit/(loss) of an associated company                 4,397         (14,001)

     PROFIT BEFORE TAXATION                                      2,356,568         426,123
     Taxation                                             3        171,418            (270)

     PROFIT BEFORE MINORITY INTERESTS                            2,527,986         425,853
     Minority interests                                             16,524           1,756

     PROFIT ATTRIBUTABLE TO SHAREHOLDERS                  4      2,544,510         427,609

     BASIC AND DILUTED PROFIT PER SHARE                   5        RMB0.71         RMB0.12

     DIVIDEND                                             6             --              --

1    TURNOVER

     Turnover represents revenues from the sale of petroleum, petrochemical and chemical products. Analysis of turnover by segment is shown in Note 7.

2    OPERATING PROFIT

                                                                            2004           2003
                                                                             RMB            RMB
     Operating profit is arrived at after
       crediting and charging the following
       items:

       Crediting
         Government grants and subsidies                                      --            502

       Charging
         Amortization of intangible assets                               110,086        101,642
         Auditors' remuneration                                            3,500          4,250
         Cost of inventories (approximates cost of sales)
           recognized as expense                                      28,708,451     19,125,842
         Depreciation on property, plant and equipment                 1,037,192        930,365
         Employee compensation costs (including directors'
           and supervisors' emoluments)                                  747,770        625,700
         Net (profit)/loss on disposals of property,
           plant and equipment                                           (26,412)        26,379
         Operating lease rentals on land and buildings                     7,680         10,501
         Operating lease rentals on plant and machinery                   27,733          2,463
         Provision for impairment of property,
           plant and equipment (included in "cost of sales")               7,220             --
         Provision for impairment of intangible assets
           (included in "cost of sales")                                   6,698             --
         Provision for impairment of receivables
           (included in "administrative expenses")                        11,050        100,713
         Provision for impairment of prepaid expenses and other
           current assets (included in "other operating expenses")         1,372             --
         Inventory writedowns (included in "cost of sales")               77,544         12,856
         Repair and maintenance                                          351,938        264,613
         Research and development expenditure                              2,726          1,764

3    TAXATION

                                                                            2004           2003
                                                                             RMB            RMB
     PRC income tax                                                      111,784            270
     Deferred tax                                                       (283,202)            --

                                                                        (171,418)           270

     In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is 33% (2003: 33%). Certain subsidiaries and the jointly controlled entity are Sino-foreign joint ventures and are entitled to certain tax concessions available to foreign investment production enterprises operating in the PRC. These tax concessions include a five-year tax holiday under which these enterprises are exempt from income tax for the first two years commencing from the first cumulative profitable year of operation followed by a 50% reduction in the income tax rate for three years thereafter.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                        2004             2003
                                                         RMB              RMB

     Profit before taxation                        2,356,568          426,123

     Tax calculated at a rate of 33%                 777,667          140,621
     Utilization and recognition of
       previously unrecognized
       deferred tax assets                          (899,719)        (133,827)
     Approved income tax deduction
       relating to capital
       expenditures                                  (65,561)              --
     Other                                            16,195           (6,524)

     Tax expense                                    (171,418)             270

4    PROFIT ATTRIBUTABLE TO SHAREHOLDERS

     The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB2,553,194 for the year ended December 31, 2004 (2003: RMB435,484).

5    BASIC AND DILUTED PROFIT PER SHARE

     Basic and diluted profit per share for the year ended December 31, 2004 have been computed by dividing net profit for the year by the weighted average number of 3,561,078,000 (2003: 3,561,078,000) shares issued and outstanding for the year.

     There are no dilutive potential ordinary shares.

6    DIVIDEND

     No dividend was declared in respect of 2003 and 2004.

7    SEGMENT INFORMATION

                                                                     CHEMICAL
                                                 PETROCHEMICAL    FERTILIZERS                        OTHER
                                                   AND ORGANIC            AND      SYNTHETIC      PRODUCTS
YEAR ENDED                            PETROLEUM       CHEMICAL      INORGANIC         RUBBER           AND
DECEMBER 31, 2004                      PRODUCTS       PRODUCTS      CHEMICALS       PRODUCTS      SERVICES          TOTAL
                                            RMB            RMB            RMB            RMB           RMB            RMB
PROFIT AND LOSS
Sales (including intersegment)       18,079,875     13,550,409        664,246      1,793,689     3,666,195     37,754,414
Less: Intersegment sales             (4,702,040)      (782,150)            --             --      (412,801)    (5,896,991)

Total sales to external customers    13,377,835     12,768,259        664,246      1,793,689     3,253,394     31,857,423

Segment results                        (475,328)     2,939,339        (80,353)       317,016      (107,646)     2,593,028
Finance costs - net                                                                                              (276,970)
Share of profit of a jointly
  controlled entity                          --         36,113             --             --            --         36,113
Share of profit of an
  associated company                         --             --             --             --         4,397          4,397

Profit before taxation                                                                                          2,356,568
Taxation                                                                                                          171,418
Minority interests                                                                                                 16,524

Net profit                                                                                                      2,544,510

Depreciation and Amortization           549,867        377,907         29,290         58,087       132,127      1,147,278
Impairment of property,
  plant and equipment                        --             --          4,680             --         2,540          7,220
Impairment of intangible assets              --          6,698             --             --            --          6,698
Impairment of current assets
  (receivables and inventories)                                                                                    89,966

ASSETS AND LIABILITIES
Segment assets                        1,844,441      9,175,528        561,825        991,418       638,643     13,211,855
Interests in a jointly controlled
  entity                                     --         89,835             --             --            --         89,835
Investment in an associated
  company                                    --             --             --             --         9,305          9,305
Deferred income tax assets                                                                                        283,202

Total assets                                                                                                   13,594,197

Segment current liabilities             594,431      3,054,582        552,913        130,489       210,350      4,542,765
Borrowings                                                                                                      3,982,090

Total liabilities                                                                                               8,524,855

Segment capital expenditure on
  property, plant and equipment
  and on intangible assets              263,201        189,023         11,462         65,136        13,219        542,041

B    PREPARED UNDER PRC GAAP

BALANCE SHEETS
AS AT DECEMBER 31, 2004
(IN RMB YUAN)

                                            DECEMBER 31,       December 31,       DECEMBER 31,       December 31,
                                                   2004               2003               2004               2003
ASSETS                                            GROUP              Group            COMPANY            Company
CURRENT ASSETS
  Cash and bank                              14,629,219         35,498,819         11,819,321         30,675,068
  Short-term investments                             --                 --                 --                 --
  Notes receivable                           10,545,237         31,487,455          9,456,637         30,847,455
  Dividend receivable                                --                 --                 --                 --
  Interest receivable                                --                 --                 --                 --
  Accounts receivable                       254,700,444        153,268,657        322,568,028        228,521,231
  Other receivables                          45,075,155         35,615,442         19,094,936         15,026,666
  Advances to suppliers                     376,959,411        219,531,546        376,874,901        218,715,694
  Subsidy receivable                                 --                 --                 --                 --
  Inventories                             2,606,053,383      1,568,092,833      2,566,518,007      1,524,683,504
  Prepaid expenses                           19,856,484         12,395,263         19,474,862         12,003,154
  Long-term bond investments
    maturing within one year                         --                 --                 --                 --
  Other current assets                               --                 --                 --                 --

TOTAL CURRENT ASSETS                      3,327,819,333      2,055,890,015      3,325,806,692      2,060,472,772

LONG-TERM INVESTMENTS
  Long-term equity investments               99,139,594         58,630,291        169,469,728        161,027,860
  Long-term bond investments                         --                 --                 --                 --

TOTAL LONG-TERM INVESTMENTS                  99,139,594         58,630,291        169,469,728        161,027,860
  Including: Consolidation difference

FIXED ASSETS
  Fixed assets-cost                      16,196,975,563     15,922,817,553     15,822,513,692     15,551,363,296
  Less: Accumulated depreciation         (6,719,916,853)    (5,879,358,440)    (6,545,147,557)    (5,719,658,380)
  Fixed assets-net book value             9,477,058,710     10,043,459,113      9,277,366,135      9,831,704,916
  Less: Impairment of fixed assets         (282,023,248)      (323,843,932)      (269,931,112)      (309,861,188)
  Fixed assets-net book amount            9,195,035,462      9,719,615,181      9,007,435,023      9,521,843,728
  Construction materials                      2,837,473          3,130,000          2,837,473          3,130,000
  Construction in progress                   42,555,665         32,361,820         42,555,665         32,361,820
  Fixed assets pending disposal                      --                 --                 --                 --

TOTAL FIXED ASSETS                        9,240,428,600      9,755,107,001      9,052,828,161      9,557,335,548

INTANGIBLE AND OTHER ASSETS
  Intangible assets                       1,345,139,741      1,463,518,889      1,343,581,225      1,462,399,217
  Long-term deferred expenses                64,648,462        101,751,642         64,648,462        101,751,642
  Other long-term assets                             --                 --                 --                 --

TOTAL INTANGIBLE AND OTHER ASSETS         1,409,788,203      1,565,270,531      1,408,229,687      1,564,150,859

DEFERRED TAXES
 Deferred tax assets                        315,580,641                 --        315,580,641                 --

TOTAL ASSETS                             14,392,756,371     13,434,897,838     14,271,914,909     13,342,987,039

                                            DECEMBER 31,       December 31,       DECEMBER 31,       December 31,
LIABILITIES AND                                    2004               2003               2004               2003
SHAREHOLDERS' EQUITY                              GROUP              Group            COMPANY            Company
CURRENT LIABILITIES
  Short-term loans                        2,918,970,000      3,204,600,000      2,874,330,000      3,155,000,000
  Notes payable                                      --                 --                 --                 --
  Accounts payable                        1,891,153,893      1,844,980,631      1,864,805,946      1,861,455,634
  Advances from customers                 2,137,105,902      1,271,055,240      2,119,941,248      1,244,157,924
  Salaries payable                          139,240,168        124,125,535        139,183,607        124,125,535
  Welfare payable                            57,854,011         34,342,677         48,261,501         27,310,869
  Dividend payable                                   --                 --                 --                 --
  Taxes payable                             154,334,897        174,919,468        150,912,286        181,634,303
  Other levies payable                               --                 --                 --                 --
  Other payables                            137,027,193        111,184,160        131,685,926        110,412,394
  Accrued expenses                           26,049,897         53,728,325         26,049,897         53,728,325
  Provisions                                         --                 --                 --                 --
  Long-term liabilities due within
    one year                                167,105,430        897,399,277        167,105,430        897,399,277
  Other current liabilities                          --                 --                 --                 --

TOTAL CURRENT LIABILITIES                 7,628,841,391      7,716,335,313      7,522,275,841      7,655,224,261

LONG-TERM LIABILITIES
  Long-term loans                           682,499,114      2,077,640,306        682,499,114      2,077,640,306
  Debentures payable                                 --                 --                 --                 --
  Payables due after one year                        --                 --                 --                 --
  Special project payables                           --                 --                 --                 --
  Other long-term liabilities               213,515,526        330,258,094        213,515,526        330,258,094

TOTAL LONG-TERM LIABILITIES                 896,014,640      2,407,898,400        896,014,640      2,407,898,400

DEFERRED TAXES
  Deferred tax liabilities                           --                 --                 --                 --

TOTAL LIABILITIES                         8,524,856,031     10,124,233,713      8,418,290,481     10,063,122,661

MINORITY INTERESTS                           14,275,912         30,799,747                 --                 --

SHAREHOLDERS' EQUITY
  Share capital                           3,561,078,000      3,561,078,000      3,561,078,000      3,561,078,000
  Capital surplus                         2,293,618,886      2,293,618,886      2,293,618,886      2,293,618,886
  Statutory common reserve fund             701,442,717        701,442,717        693,730,248        693,730,248
  Including: Statutory common
    welfare fund                            126,834,279        126,834,279        125,287,623        125,287,623
  Accumulated losses                       (702,515,175)    (3,276,275,225)      (694,802,706)    (3,268,562,756)
  Foreign exchange difference reserve                --                 --                 --                 --

TOTAL SHAREHOLDERS' EQUITY                5,853,624,428      3,279,864,378      5,853,624,428      3,279,864,378

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                   14,392,756,371     13,434,897,838     14,271,914,909     13,342,987,039

PROFIT AND LOSS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2004
(IN RMB YUAN)

                                                   2004               2003               2004               2003
ITEMS                                             GROUP              Group            COMPANY            Company
1.   SALES REVENUE                       27,902,786,502     19,064,871,852     27,865,067,353     18,987,356,043
     LESS: Cost of sales                (23,884,903,088)   (16,811,354,227)   (23,820,659,441)   (16,766,786,845)
           Sales tax and other levies      (728,022,767)      (663,823,149)      (728,022,767)      (663,823,149)

2.   GROSS PROFIT ON SALES                3,289,860,647      1,589,694,476      3,316,385,145      1,556,746,049
     ADD:  Other operating loss             (54,161,881)       (53,964,910)       (61,427,912)       (42,063,603)
     LESS: Selling expenses                 (24,585,845)       (29,337,792)       (24,278,421)       (28,948,053)
           General and administrative
             expenses                      (612,394,717)      (574,810,872)      (588,118,886)      (550,750,478)
           Financial expenses, net         (277,411,445)      (464,994,136)      (270,812,410)      (459,490,497)

3.   OPERATING PROFIT                     2,321,306,759        466,586,766      2,371,747,516        475,493,418
     ADD:  Investment income/(loss)          40,509,303         (4,337,039)         8,441,868        (12,691,049)
           Subsidy income                            --            502,000                 --            502,000
           Non-operating income              76,854,281         13,432,589         74,712,368         13,372,271
     LESS: Non-operating expenses           (85,229,818)       (53,674,526)       (85,135,655)       (53,060,643)

4.   TOTAL PROFIT                         2,353,440,525        422,509,790      2,369,766,097        423,615,997
     LESS: Income tax                       203,795,690           (270,108)       203,993,953                 --
           Minority interests                16,523,835          1,755,470                 --                 --

5. NET PROFIT                             2,573,760,050        423,995,152      2,573,760,050        423,615,997

SUPPLEMENTARY INFORMATION

                                                           2004                                  2003
                                                  GROUP            COMPANY              Group            Company
1.   Income from sale and disposal of
       departments or investees                      --                 --                 --                 --
2.   Loss from natural catastrophe                   --                 --                 --                 --
3.   Increase in total profit resulting from
       change in accounting policies                 --                 --                 --                 --
4.   Increase in total profit resulting from
       change in accounting estimates                --                 --                 --                 --
5.   Loss from debt restructuring                    --                 --                 --                 --
6.   Other                                           --                 --                 --                 --

PROFIT APPROPRIATION STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2004
(IN RMB YUAN)

                                                       2004              2003              2004              2003
ITEMS                                                 GROUP             Group           COMPANY           Company
1.   NET PROFIT                               2,573,760,050       423,995,152     2,573,760,050       423,615,997
     ADD:  Accumulated losses at the
             beginning of the year           (3,276,275,225)   (3,700,270,377)   (3,268,562,756)   (3,692,178,753)
           Transfer from other sources                   --                --                --                --

2.   ACCUMULATED LOSSES                        (702,515,175)   (3,276,275,225)     (694,802,706)   (3,268,562,756)
     LESS: Transfer to statutory
             common reserve fund                         --                --                --                --
           Transfer to statutory
             common welfare fund                         --                --                --                --
           Transfer to staff and workers'
             bonus and welfare fund                      --                --                --                --

3.   ACCUMULATED LOSSES                        (702,515,175)   (3,276,275,225)     (694,802,706)   (3,268,562,756)
     LESS: Dividend for preference stocks                --                --                --                --
           Transfer to discretionary
             common reserve fund                         --                --                --                --
           Dividend for common stocks                    --                --                --                --
           Dividend for common stocks
             transferred to capital                      --                --                --                --

4.   ACCUMULATED LOSSES AT
       THE END OF THE YEAR                     (702,515,175)   (3,276,275,225)     (694,802,706)   (3,268,562,756)

CASH FLOW STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
(IN RMB YUAN)

                                                        2004               2003               2004               2003
ITEMS                                                  GROUP              Group            COMPANY            Company
1.   CASH FLOWS FROM OPERATING ACTIVITIES
     Cash received from sale of goods or
       rendering of services                  34,339,225,120     26,059,285,021     34,118,606,354     25,812,840,772
     Government grants                                    --            502,000                 --            502,000
     Cash received relating to other
       operating activities                        4,317,299          1,628,325          9,050,668          3,785,329

     SUB-TOTAL OF CASH INFLOWS                34,343,542,419     26,061,415,346     34,127,657,022     25,817,128,101

     Cash paid for goods and services        (28,406,626,351)   (19,853,797,998)   (28,313,185,838)   (19,708,996,536)
     Cash paid to and on behalf of
       employees                                (554,644,033)      (432,322,410)      (482,321,296)      (401,460,600)
     Payment of all types of taxes            (1,738,994,156)    (1,299,564,630)    (1,722,245,226)    (1,282,201,359)
     Cash paid relating to other
       operating activities                     (270,749,194)      (469,520,643)      (253,296,751)      (460,860,469)

     SUB-TOTAL OF CASH OUTFLOWS              (30,971,013,734)   (22,055,205,681)   (30,771,049,111    (21,853,518,964)

     NET CASH FLOWS FROM OPERATING
       ACTIVITIES                              3,372,528,685      4,006,209,665      3,356,607,911      3,963,609,137

2.   CASH FLOWS FROM INVESTING ACTIVITIES
     Cash received from sale of investments               --                 --                 --                 --
     Cash received from return of
       investments                                        --                 --                 --                 --
     Net cash received from disposal of
       fixed assets                               74,290,268         13,335,348         72,178,273         13,285,031
     Cash received relating to other
       investing activities                               --                 --                 --                 --

     SUB-TOTAL OF CASH INFLOWS                    74,290,268         13,335,348         72,178,273         13,285,031

     Cash paid to acquire fixed assets,
       intangible assets and other
       long-term assets                         (642,131,733)      (681,471,929)      (629,866,868)      (677,634,391)
     Cash paid to acquire investments                     --        (54,000,000)                --        (54,000,000)
     Cash paid relating to other
       investing activities                               --                 --                 --                 --

     SUB-TOTAL OF CASH OUTFLOWS                 (642,131,733)      (735,471,929)      (629,866,868)      (731,634,391)

     NET CASH FLOWS FROM INVESTING
       ACTIVITIES                               (567,841,465)      (722,136,581)      (557,688,595)      (718,349,360)

3.   CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuing shares                         --            100,000                 --                 --
     Including: Cash received from
                  minority shareholders                   --            100,000                 --                 --
     Proceeds from borrowings                  9,004,240,367      5,440,491,995      8,959,600,367      5,351,291,995
     Cash received relating to other
       financing activities                               --                 --                 --                 --

     SUB-TOTAL OF CASH INFLOWS                 9,004,240,367      5,440,591,995      8,959,600,367      5,351,291,995

     Repayment of borrowings                 (11,532,047,974)    (8,294,083,962)   (11,482,447,974)    (8,170,883,962)
     Cash paid for interest expense and
       distribution of dividends                (297,749,213)      (427,886,939)      (294,927,456)      (424,568,038)
     Including: Dividends paid to minority
                  shareholders                            --                 --                 --                 --
     Cash paid relating to other financing
       activities                                         --                 --                 --                 --
     Including: Cash paid to minority
                  shareholders due to
                  reduction of capital of
                  subsidiaries                            --                 --                 --                 --

     SUB-TOTAL OF CASH OUTFLOWS              (11,829,797,187)    (8,721,970,901)   (11,777,375,430)    (8,595,452,000)

     NET CASH FLOWS FROM FINANCING
       ACTIVITIES                             (2,825,556,820)    (3,281,378,906)    (2,817,775,063)    (3,244,160,005)

4.   EFFECT OF FOREIGN EXCHANGE RATE
       CHANGES ON CASH                                    --                 --                 --                 --

5.   NET (DECREASE)/INCREASE IN CASH
       AND CASH EQUIVALENTS                      (20,869,600)         2,694,178        (18,855,747)         1,099,772

SUPPLEMENTARY INFORMATION

                                                          2004              2003              2004              2003
                                                         GROUP             Group           COMPANY           Company
1.   RECONCILIATION OF NET PROFIT TO CASH
       FLOWS FROM OPERATING ACTIVITIES
     Net profit                                  2,573,760,050       423,995,152     2,573,760,050       423,615,997
     ADD:  Minority interests                      (16,523,835)       (1,755,470)               --                --
           Provision for impairment of assets      103,884,647       113,568,960       102,547,603       113,568,960
           Depreciation of fixed assets            968,250,527       863,572,274       945,948,808       840,730,347
           Amortization of intangible assets       121,977,554       114,018,037       121,784,090       113,918,558
           Amortization of long-term
             deferred expenses                      60,177,738        58,029,674        60,177,738        58,029,674
           (Increase)/decrease in prepaid
             expenses                               (7,461,221)        4,996,946        (7,471,708)        4,746,596
           Increase in accrued expenses                     --                --                --                --
           Gain on disposal of fixed assets        (74,290,268)      (13,335,348)      (72,178,273)      (13,285,031)
           Loss on scrapping of fixed assets        47,878,367        39,714,147        47,784,207        39,648,698
           Financial expenses                      270,070,785       429,782,134       267,249,028       426,463,233
           Investment (income)/loss                (40,509,303)        4,337,039        (8,441,868)       12,691,049
           Deferred tax assets                    (315,580,641)               --      (315,580,641)               --
           Increase in inventories              (1,115,504,793)     (186,720,730)   (1,118,704,503)     (151,637,600)
           (Increase)/decrease in operating
             receivables                          (249,049,275)      223,216,189      (235,892,783)      175,793,288
           Increase in operating payables        1,045,448,353     1,932,790,661       995,626,163     1,919,325,368

     NET CASH FLOWS FROM OPERATING
       ACTIVITIES                                3,372,528,685     4,006,209,665     3,356,607,911     3,963,609,137

2.   INVESTING AND FINANCING ACTIVITIES
       THAT DO NOT INVOLVE CASH RECEIPTS AND
       PAYMENTS
     Purchase of fixed assets                               --       159,500,000                --       159,500,000
     Convertible bonds maturing within
       one year                                             --                --                --                --
     Finance lease of fixed assets                          --                --                --                --

3.   NET INCREASE/(DECREASE)
       IN CASH AND CASH EQUIVALENTS
     Cash at the end of the year                    14,629,219        35,498,819        11,819,321        30,675,068
     LESS: Cash at the beginning of the year       (35,498,819)      (32,804,641)      (30,675,068)      (29,575,296)
           Cash equivalents at the end of
             the year                                       --                --                --                --
     LESS: Cash equivalents at the beginning
             of the year                                    --                --                --                --
     Net (decrease)/increase in cash and
       cash equivalents                            (20,869,600)        2,694,178       (18,855,747)        1,099,772

SUPPLEMENTARY INFORMATION

ASSET IMPAIRMENT PROVISION
AS AT DECEMBER 31, 2004
(IN RMB YUAN)

                                                                                                             REVERAL CAUSED BY
                                          AS AT JANUARY 1, 2004           CURRENT YEAR ADDITION          INCREASE OF ASSETS VALUE
ITEMS                                     GROUP          COMPANY           GROUP          COMPANY            GROUP        COMPANY
1.   BAD DEBT PROVISION                940,414,318     940,410,761      12,422,128      11,759,327              --             --
     Including: Accounts receivable    868,271,165     868,267,608      11,050,304      10,387,503              --             --
                Other receivables       72,143,153      72,143,153       1,371,824       1,371,824              --             --

2.   PROVISION FOR IMPAIRMENT
       OF SHORT-TERM INVESTMENTS
     Including: Equity investments
                Bond investments

3.   INVENTORY PROVISION               178,752,836     178,752,836      87,210,545      86,536,302              --             --
     Including: Raw materials           58,579,019      58,579,019      12,241,643      12,241,643              --             --
                Work in progress         7,149,932       7,149,932              --              --              --             --
                Finished goods          21,714,235      21,714,235         674,243              --              --             --
                Spare parts             90,362,644      90,362,644      74,294,659      74,294,659              --             --
                Low value
                  consumables and
                  packing materials        947,006         947,006              --              --              --             --

4.   PROVISION FOR IMPAIRMENT
       OF LONG-TERM INVESTMENTS
     Including:Long-term equity
       investments
     Long-term bond investments

5.   PROVISION FOR IMPAIRMENT
       OF FIXED ASSETS                 323,843,932     309,861,188              --              --              --             --
     Including: Buildings               58,153,374      57,553,374              --              --              --             --
                Machinery              208,243,922     206,691,178              --              --              --             --
                Equipment               52,908,460      44,378,460              --              --              --             --
                Motor vehicles           4,538,176       1,238,176              --              --              --             --

6.   PROVISION FOR IMPAIRMENT
       OF INTANGIBLE ASSETS                     --              --       6,698,195       6,698,195              --             --
     Including: Technical know-how              --              --       6,698,195       6,698,195              --             --
                Land use right                  --              --              --              --              --             --

7.   PROVISION FOR IMPAIRMENT
       OF CONSTRUCTION IN
       PROGRESS                                 --              --       7,220,081       7,220,081              --             --

8    PROVISION FOR TRUST LOAN

                                         CURRENT YEAR REDUCTION
                                           OTHER TRANSFER-OUT                                                     AS AT
                                                 (NOTE)                           TOTAL                     DECEMBER 31, 2004
ITEMS                                     GROUP          COMPANY          GROUP          COMPANY          GROUP         COMPANY
1.   BAD DEBT PROVISION               (238,013,393)   (238,013,393)   (238,013,393)   (238,013,393)    714,823,053    714,156,695
     Including: Accounts receivable   (237,879,702)   (237,879,702)   (237,879,702)   (237,879,702)    641,441,767    640,775,409
                Other receivables         (133,691)       (133,691)       (133,691)       (133,691)     73,381,286     73,381,286

2.   PROVISION FOR IMPAIRMENT
       OF SHORT-TERM INVESTMENTS
     Including: Equity investments
                Bond investments

3.   INVENTORY PROVISION                (9,666,302)     (9,666,302)     (9,666,302)     (9,666,302)    256,297,079    255,622,836
     Including: Raw materials                   --              --              --              --      70,820,662     70,820,662
                Work in progress        (1,506,078)     (1,506,078)     (1,506,078)     (1,506,078)      5,643,854      5,643,854
                Finished goods          (6,178,349)     (6,178,349)      6,178,349)     (6,178,349)     16,210,129     15,535,886
                Spare parts             (1,394,902)     (1,394,902)     (1,394,902)     (1,394,902)    163,262,401    163,262,401
                Low value
                  consumables and
                  packing materials             --        (586,973)       (586,973)       (586,973)        360,033        360,033

4.   PROVISION FOR IMPAIRMENT
       OF LONG-TERM INVESTMENTS
     Including:Long-term equity
       investments
     Long-term bond
       investments

5.   PROVISION FOR IMPAIRMENT
       OF FIXED ASSETS                 (41,820,684)    (39,930,076)    (41,820,684)    (39,930,076)    282,023,248    269,931,112
     Including: Buildings               (4,148,584)     (3,233,227)     (4,148,584)     (3,233,227)     54,004,790     54,320,147
                Machinery              (31,758,961)    (31,440,522)    (31,758,961)    (31,440,522)    176,484,961    175,250,656
                Equipment               (5,911,563)     (5,254,751)     (5,911,563)     (5,254,751)     46,996,897     39,123,709
                Motor vehicles              (1,576)         (1,576)         (1,576)         (1,576)      4,536,600      1,236,600

6.   PROVISION FOR IMPAIRMENT
       OF INTANGIBLE ASSETS                     --              --              --              --       6,698,195      6,698,195
     Including: Technical know-how              --              --              --              --       6,698,195      6,698,195
                Land use right                  --              --              --              --              --             --

7.   PROVISION FOR IMPAIRMENT
       OF CONSTRUCTION IN
       PROGRESS                                 --              --              --              --       7,220,081      7,220,081

8    PROVISION FOR TRUST LOAN

NOTE:

(1) The reduction in bad debt provision in 2004 represents the write-off of receivables against the related bad debt provision due to bankrupcy of the debtors.

(2) The other transfer-out of inventory provision in 2004 represents the utilization of the provision due to sale or usage of the inventories.

(3) The other transfer-out of provision for impairment of fixed assets in 2004 is due to the disposal or scrapping of fixed assets provided in prior years.